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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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 FORM 12B-25                                                SEC FILE NUMBER
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                                                             CUSIP NUMBER

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                                                              OMB Approval
                                                             Omb 3235-0058
                                                           Expires 31 Oct 1988
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                          NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      / / Form 10-K     / / Form 11-K     / / Form 20-F     /X/ Form 10-Q

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

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        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification
        relates:
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  Part I - Registrant Information
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  Full Name of Registrant                   Castle Energy Corporation

  Former Name if Applicable

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  Address of Principal Executive Office (Street and Number)

                           One Radnor Corporate Center
                           100 Matsonford Road, Suite 250

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  City, State and Zip Code
                           Radnor, PA 19087

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  Part II - Rules 12b-25 (b) and (c)

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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  /X/     (b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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  Part III - Narrative

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          State below in reasonable detail the reasons why the Form 10-K, 11-K,
          20-F or 10-Q, or portion thereof, could not be filed within the prescribed time period.

          On December 12, 1995, the Company completed the sale of the assets of its Indian Refinery. On January 16, 1996, the Company sold its remaining interests in Powerine Oil Company. As a result of these transactions, additional data and estimates are required. Completion of this information is hampered by management's involvement in the transactions and senior management turnover related to the refining operations. In addition, the Company has still not filed its Form 10-K for the year ended September 30, 1995 for the same reasons. As a result, the Company will be unable to file its Form 10-Q by February 14, 1996.


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  Part IV - Other Information

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          (1) Name and telephone number of person to contact in regard to this notification

  Richard E. Staedtler              610                       995-9400
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       (NAME)                    (AREA CODE)              (TELEPHONE NUMBER)



          (2) Have all other periodic reports required
              (under Section 13 or 15(d) of the
              Securities Exchange Act of 1934) during
              the preceding 12 months (or for such
              shorter period that the registrant was         / / Yes  /X/ No
              required to file such reports) been
              filed? If answer is no, identify
              report(s). Form 10-K for year ended
              9/30/95 - See Part III

          (3) Is it anticipated that any significant
              change in results of operations from the
              corresponding period for the last fiscal       /X/ Yes  / / No
              year will be reflected by the earnings
              statements to be included in the subject report or portion thereof?

              If so, attach an explanation of the
              anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

              The Company had net income of
              approximately $14.084 million in the
              quarter ended December 31, 1994. For the quarter ended December 31, 1995, the Company is unable to project income as a result of the factors identified in Part
              III of this Form 12b-25.

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                            Castle Energy Corporation
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                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          DATE  February 14, 1996                 BY /s/ Richard E. Staedtler
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                                                     Chief Financial Officer

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

------------------------------------ATTENTION----------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

          1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

          2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

          3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.